UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2022
Commission File Number: 001-32199

SFL Corporation Ltd.
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated February 16, 2022, announcing preliminary financial results for the quarter ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: February 17, 2022	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q4 2021

SFL Corporation Ltd.

Preliminary Q4 2021 results and increased quarterly cash dividend of $0.20 per share

Hamilton, Bermuda, February 16, 2022. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2021.

Highlights
•72nd consecutive quarterly dividend declared, $0.20 per share
•Operating revenue of approximately $152.1 million, and net profit of $80.1 million in the fourth quarter
•Received charter hire1 of approximately $165.8 million in the quarter from the Company’s vessels and rigs, including $7.5 million of profit share
•Adjusted EBITDA2 of $113.4 million from consolidated subsidiaries, plus an additional $7.9 million adjusted EBITDA2 from associated companies
•Agreement to acquire four modern LR2 product tankers in combination with 5-year charters to a subsidiary of Trafigura, a world leading commodity trading and logistics company
•Sale and delivery of seven Handysize dry bulk vessels with net sales proceeds of $98 million

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«We are pleased to report a strong quarter with growth in revenue, EBITDA and net income. Throughout 2021 we have continued to renew and diversify our portfolio by deploying more than one billion in new investments and ended the year with a fixed charter backlog of approximately $2.8 billion.

We have also added several new blue-chip customers, such as Volkswagen Group, K-Line and Trafigura, and at the same time renewed the fleet by disposing older vessels and focused on investments in modern, fuel efficient vessels with a lower carbon footprint. By having a strong operational platform with full service, time charter offering, we have over the years built several strong customer relationships as illustrated by the large number of repeat transactions with our customers.

We have declared our 72nd consecutive dividend and are pleased to increase the dividend for the second quarter in a row. Since the inception of the Company in 2004, more than $2.4 billion has been returned to our shareholders. Our ambition is to continue to invest in new assets to build the portfolio for the years to come and continue distributing profits to SFL’s shareholders.»

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.20 per share. The dividend will be paid on or around March 29, to shareholders on record as of March 16, and the ex-dividend date on the New York Stock Exchange will be March 15, 2022.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest, amortization and capital payments.

Results for the Quarter ended December 31, 2021
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $152.1 million in the fourth quarter of 2021, compared to $135.4 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $13.2 million of charter hire which is not identified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from entities classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring and/or non-cash items, including gain from sale of assets of $39.3 million, negative mark-to-market effects relating to interest rate swaps and equity investments of $0.9 million, and an increase of $0.2 million in credit loss provisions.

Reported net income pursuant to U.S. GAAP for the quarter was $80.1 million, or $0.63 per share.
Business Update
As of December 31, 2021, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 74 wholly or partly owned vessels and newbuildings was approximately $2.8 billion with a weighted remaining charter term of almost 7 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may improve our operating results.

Most of SFL’s vessels are employed on time charters where the Company performs technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

SFL is committed to providing investors and other stakeholders with easy access to information on environmental, social and governance (“ESG”) factors. Our regularly published ESG reports, which are available on our website, are prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board. Furthermore, the report has incorporated the principles of the UN Global Compact. For those who are assessing the Company based on the framework of the Global Report Initiative (“GRI”), we have developed a GRI index, also available on our website. SFL plans to publish its annual ESG report for 2021 during the first quarter of 2022.

Liners
Following recently announced transactions, SFL has a liner fleet of 35 wholly or partly owned container vessels and six car carriers, including four dual fuel car carriers under construction. The liner fleet generated approximately $89.6 million in gross charter hire in the fourth quarter, including $3.1 million of profit share from fuel savings. Of the total gross charter hire, more than 90% was derived from vessels on long term charters and the remaining was derived from vessels employed in the shorter term market.

During the quarter, the container shipping market remained exceptionally strong and charter rates rose to record high levels. According to industry sources, there is market optimism near term as the global box trade is projected to outgrow the fleet capacity and disruption from port congestion and logistical issues are likely to continue into 2022.

As of December 31, 2021, the estimated fixed rate charter backlog3 from the wholly and partly owned liner fleet was approximately $2.0 billion, with an average remaining charter term of approximately 4.4 years or 7.3 years if weighted by charter hire. The charter backlog includes approximately $420 million in backlog from the six car carriers.
3 Fixed rate backlog as per December 31, 2021 includes fully owned vessels and 100% of four partially owned 19,000 teu container vessels, which
SFL also manages. The backlog excludes rigs, charterers’ extension options and purchase options (if applicable).

During the quarter, SFL entered into an agreement with Maersk to extend the current charter on the 1,700 teu container ship Asian Ace by a period of three years, increasing the backlog by approximately $30 million.

Tankers
Including recently announced transactions, SFL has 16 crude oil, product and chemical tankers, with the majority employed on long term charters. The vessels generated approximately $17.5 million in gross charter hire in the fourth quarter.

Tankers trading in the spot market experienced continued weak results in the fourth quarter. Industry sources anticipate that the tanker market will continue to face challenges in the near term with seaborne oil trade still below pre-Covid levels.

SFL has two Suezmax tankers trading in the spot market, and the net charter hire from these vessels was approximately $3.1 million in the fourth quarter, compared to approximately $1.7 million in the third quarter.

During the quarter, the Company agreed to acquire four LR2 product tankers in combination with 5-year time charters to a subsidiary of Trafigura, a world leading commodity trading and logistics company. Three of the vessels are built in 2015 and one in 2014, and all have eco-design features including exhaust gas cleaning systems. SFL took delivery of two of the vessels in the fourth quarter and the remaining two were delivered in January 2022. The transaction added $160 million to the fixed rate charter backlog.

Late in the fourth quarter, SFL took delivery of the first of the three modern Suezmaxes agreed for acquisition in Q3 2021. The second vessel was delivered in January, and the third vessel is expected to be delivered later in Q1 2022. The vessels have 5-year time charters to a subsidiary of Trafigura, with full quarterly effect from Q2 2022. All three vessels have the latest eco features and exhaust gas cleaning systems reducing the carbon footprint of our fleet.

Dry Bulk
During the quarter, the Company owned 22 dry bulk carriers. 11 of the vessels were employed on long term charters, and the other 11 were trading in the short term market. SFL generated approximately $46.3 million in gross charter hire from the dry bulk fleet in the fourth quarter, including $4.5 million of profit share.

Freight rates softened during the quarter from multi-year highs in October. According to industry sources, the outlook for the dry bulk freight market is positive due to continued port congestion and box volumes spilling over from the current strong container market along with low expected fleet growth.

The Company had 11 dry bulk vessels ranging between 32,000 and 57,000 dwt employed in the spot and short term market. These vessels generated approximately $21.2 million in net charter hire during the fourth quarter, compared to 10 vessels that traded spot and generated approximately $20.7 million in the previous quarter.

During the quarter, the Company completed the sale of seven smaller 32,000-34,000 dwt, less efficient and older dry bulk vessels to an Asian buyer. The sale generated net proceeds of approximately $98 million, in addition to strong spot earnings during the fourth quarter prior to delivery.

Offshore
SFL owns two drilling rigs which are chartered out to subsidiaries of Seadrill on bareboat terms. In the fourth quarter, the Company received charter hire of approximately $12.3 million on the rigs.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the U.S. Bankruptcy Court for the Southern District of Texas. SFL and certain of its subsidiaries entered into court approved interim agreements with Seadrill relating to the rigs West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing.

SFL entered into an amendment agreement Seadrill relating to the West Hercules in the third quarter. For the West Linus, which is on a sub-charter to an oil major in the North Sea until the end of 2028, SFL continues to have a constructive dialogue with both Seadrill and the end user for the employment of the rig for the period after Seadrill’s emergence from Chapter 11, which is anticipated to go effective in the first quarter of 2022.

Financing and Capital Expenditure
As of December 31, 2021, SFL had approximately $146 million of cash and cash equivalents. Additionally, the Company had marketable securities of approximately $21 million, based on market prices at the end of the quarter, and was in compliance with all its loan covenants.

SFL had seven debt free vessels at quarter end, with a combined charter free value of approximately $170 million, based on average broker appraisals. This includes two LR2 vessels on five year charter to Trafigura, which was paid for with cash at hand upon delivery before year end.

In October, the outstanding debt balance of approximately $145 million on the remaining 5.75% unsecured convertible notes due 2021 was repaid in full by the Company.

In the fourth quarter, the Company drew down $35 million of financing related to a container vessel which was delivered earlier in 2021 and chartered out for a period of seven years, with the loan tenor matching the time charter party.

Furthermore, SFL closed a $107 million bank facility relating to the acquisition of three Suezmax tankers. The loan is for a period of five years, matching the time charters to Trafigura.

At the end of the quarter, SFL had four dual fuel car carriers under construction for delivery in 2023 and 2024, and had agreed to acquire two Suezmax tankers and two LR2 product tankers with expected delivery in Q1 2022. The total committed remaining capital expenditures related to these eight vessels was approximately $430 million at quarter end. A significant portion of this is expected to be financed by debt facilities, and SFL is already in advanced discussions having received attractive offers for such.

Strategy and Outlook
Management is committed to continuing the conservative profile of the Company by chartering out the majority of our assets on long term charters to operators with a strong financial and competitive position in their respective shipping and transportation markets. Our diversified and extensive charter portfolio provides the Company with a strong business platform, and the recent asset acquisitions and financing transactions are indicative of SFL’s position in the market.

The Company is well positioned for further growth, and we expect to develop new attractive opportunities going forward. We believe the combination of improving freight markets and attractive asset prices will create significant investment opportunities. SFL’s ability to manage both the technical and commercial operation of our assets, gives us the flexibility to offer our customers a wider range of solutions and structure transactions tailor made for each counterpart. This also allows to partially mitigate rechartering risk and opportunistically operate vessels in the spot or short term market along with maintaining the potential upside.

Corporate and other matters
In February 2022, SFL awarded 435,000 options to employees, officers and directors pursuant to the Company’s incentive program.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another ten container vessels and three VLCCs were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’. The wholly owned subsidiary owning the drilling rig West Hercules was previously also applying the equity method of accounting and was included in ‘investment in associates’ until August 27, 2021 at which point it became a consolidated entity.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s finance lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the fourth quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $7.4 million.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

February 16, 2022

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
FOURTH QUARTER 2021 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Dec 31,	Sep 30,	2021
except per share data)	2021	2021	(unaudited)
Charter revenues: operating lease	140,179	122,922	466,598
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	4,371	5,559	26,094
Profit share income	7,511	6,964	20,704
Total operating revenues	152,061	135,445	513,396
Gain/(loss) on sale of assets and termination of charters	39,349	56	39,405

Vessel operating expenses	(42,630)	(42,224)	(156,732)
Administrative expenses	(3,501)	(3,026)	(12,974)
Depreciation	(42,433)	(35,505)	(138,330)
Vessel impairment charge	—	—	(1,927)
Total operating expenses	(88,564)	(80,755)	(309,963)

Operating income/(loss)	102,846	54,746	242,838

Results in associates(2)	770	860	4,194
Interest income from associates(2)	1,150	1,708	6,921
Interest income, other	230	28	529
Interest expense	(22,809)	(23,222)	(90,385)
Amortization of deferred charges	(1,487)	(1,444)	(6,705)
Gain or (loss) on Investments in debt and equity securities	(3,474)	536	995
Income (expense) related to non-designated derivatives	1,103	393	4,875
Other financial items	1,791	(391)	1,081
Taxes	—	—	—
Net income/(loss)	80,120	33,214	164,343

Basic earnings/(loss) per share ($)	0.63	0.26	1.35

Weighted average number of shares(3)	126,785,545	126,781,184	122,140,675
Common shares outstanding(3)	126,785,545	126,785,545	126,785,545

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended December 31, 2021 was $5.3 million (three months ended September 30, 2021: $8.5 million; full year 2021: $36.3 million).
(2) Prior to the third quarter, two of our affiliates were accounted for as ‘Investment in associates’. During the third quarter, one was consolidated after the occurrence of certain events. The contribution from these affiliates is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FOURTH QUARTER 2021 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2020
(in thousands of $)	2021	2021	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	145,622	250,703	215,445
Restricted cash	8,338	5,570	8,953
Investment in marketable securities	21,210	24,691	28,805
Amount due from related parties	8,557	6,919	7,718
Investment in sales-type, direct financing & leaseback assets, current portion	23,484	23,284	55,420
Other current assets	43,105	63,613	40,095

Long term
Vessels and equipment, net	2,230,583	2,168,303	1,240,698
Vessels and equipment under finance lease, net	656,072	666,484	697,380
Newbuildings and vessel deposits	57,093	45,732	—
Investment in sales-type, direct financing & leaseback assets, long term	181,282	187,069	622,123
Investment in associates(2)	16,635	16,602	27,297
Amount due from related parties - long term(2)	45,000	45,000	123,910
Other long term assets	22,316	22,306	25,367

Total assets	3,459,297	3,526,276	3,093,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	302,769	448,236	484,956
Amount due to related parties	1,295	1,152	2,724
Finance lease liability, current portion	51,204	50,613	48,887
Other current liabilities	45,048	47,745	39,964

Long term
Long term interest bearing debt, net of deferred charges	1,586,445	1,551,477	1,164,113
Finance lease liability, long term	472,996	485,997	524,200
Other long term liabilities	17,213	20,601	32,716

Stockholders’ equity	982,327	920,455	795,651

Total liabilities and stockholders’ equity	3,459,297	3,526,276	3,093,211
(1) Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2) One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
FOURTH QUARTER 2021 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	2021
	2021	2021	(unaudited)

OPERATING ACTIVITIES
Net income/(loss)	80,120	33,214	164,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,593	38,623	151,706
Vessel impairment charge	—	—	1,927
Adjustment of derivatives to fair value recognised in net income	(2,613)	(2,041)	(11,591)
(Gain) or loss on Investments in debt and equity securities	3,474	(536)	(995)
Results in associates	(770)	(860)	(4,194)
(Gain) or loss on sale of assets and termination of charters	(39,349)	(56)	(39,405)
Repayment of Investment in sales-type, direct financing & leaseback assets	5,332	8,549	36,276
Other, net	602	166	1,799
Change in operating assets and liabilities	(891)	82	(6,271)
Net cash provided by operating activities	91,498	77,141	293,595

INVESTING ACTIVITIES
Purchase of vessels and capital improvements in progress	(135,434)	(380,693)	(520,271)
Net investment in newbuildings and vessel deposits	(11,362)	(31,206)	(61,351)
Proceeds from sale of vessels and termination of charters	98,138	86,267	183,886
Cash received from (paid to) associates(1)	736	9,850	9,998
Other assets / investments	(440)	(1,180)	(1,312)
Net cash provided by/ (used in) investing activities	(48,362)	(316,962)	(389,050)

FINANCING ACTIVITIES
Repayments of finance lease liability	(12,410)	(12,239)	(48,887)
Proceeds from long and short term debt	70,750	264,000	586,750
Repayment of long and short term debt	(34,578)	(115,205)	(301,451)
Resale (repurchase) of Company bonds	(144,673)	(2,279)	(215,098)
Expenses paid in connection with securing finance	(1,717)	(2,735)	(8,025)
Cash received from share issuance	—	5,852	89,280
Cash dividends paid	(22,821)	(19,018)	(77,552)
Net cash provided by/ (used in) financing activities	(145,449)	118,376	25,017

Net increase/ (decrease) in cash, cash equivalents and restricted cash	(102,313)	(121,445)	(70,438)
Cash, cash equivalents and restricted cash at beginning of period	256,273	377,718	224,398
Cash, cash equivalents and restricted cash at end of period	153,960	256,273	153,960
(1) Prior to the third quarter, two of our affiliates were accounted for as ‘Investment in associates’. During the third quarter, one of the affiliates was consolidated after the occurrence of certain events. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these affiliates. The net cash balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2021 (UNAUDITED)

Please note that full preliminary accounts for River Box Holding Inc. (4x 19,000 teu container vessels) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended December 31, 2021

River Box
(in thousands of $)	Holding Inc
Share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases) (1)	4,993
Interest expense, related party (2)	(574)
Interest expense, other	(3,696)
Other items (3)	47
Net income/(loss) (4)	770
(1) Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended December 31, 2021 was $2.9 million.
(2) Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended December 31, 2021, the Company recorded $1.2 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3) ‘Other items’ includes a decrease of the credit loss provision of $0.05 million for the three months ended December 31, 2021.
(4) ‘Net income/(loss) from these affiliates appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of December 31, 2021

River Box
(in thousands of $)	Holding Inc (1)
Share presented	49.9%
Cash and cash equivalents	2,094
Investment in direct financing leases including current portion	259,254
Total assets	261,348

Short term and long term portions of lease liability	221,255
Other current liabilities	1,003

Long term loans from shareholders, net (2)	22,455

Stockholder's equity (3)	16,635

Total liabilities and stockholder's equity	261,348

(1) 100% of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above.
(2) The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3) ‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FOURTH QUARTER 2021 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Dec 31, 2021
(in thousands of $)	Company (excluding associates)	49.9% owned associates

Net cash provided by operating activities	91,498	3,409
Non cash movements in other assets and liabilities	(1,198)	176
Interest related to Non- Designated Derivatives	1,510	—
Interest expense	22,809	3,696
Interest income, other	(20)	—
Interest (income) expense from associates	(1,150)	574

Adjusted EBITDA (1)	113,449	7,855

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.